UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-13814

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Cortland Savings and Banking Company

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cortland Bancorp

194 West Main Street

Cortland, Ohio 44410

THE CORTLAND SAVINGS AND

BANKING COMPANY

401(k) PLAN

AUDITED

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees

The Cortland Savings and Banking 401(k) Plan

Cortland, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Cortland Savings and Banking 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016; the related statement of changes in net assets available for benefits for the years then ended; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Plan Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) for the Year Ended December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2008.

/s/ S.R. SNODGRASS, P.C.

Cranberry Township, Pennsylvania
June 26, 2018

The Cortland Savings and Banking Company 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	December 31,
	2017	2016
ASSETS
Investments at fair value	$14,545,419	$12,572,230
Notes receivable from participants	187,144	208,836

TOTAL ASSETS	14,732,563	12,781,066
TOTAL LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$14,732,563	$12,781,066

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking Company 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2017 and 2016

	For the Years Ended December 31,
	2017	2016
ADDITIONS
Investment income:

Net appreciation in the fair value of investments	$1,416,804	$457,179
Interest and dividend income	443,090	354,389

Total investment income	1,859,894	811,568

Interest income on notes receivable from participants	8,963	9,446
Other income	469	756

Contributions:
Employee	591,309	546,024
Employer	361,276	348,937
Rollovers	26,370	93,701

Total contributions	978,955	988,662

Total additions	2,848,281	1,810,432

DEDUCTIONS
Distributions to participants	885,574	590,026
Administrative expense	11,210	9,611

Total deductions	896,784	599,637

NET INCREASE	1,951,497	1,210,795

Net Assets Available For Benefits Beginning of Year	12,781,066	11,570,271

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$14,732,563	$12,781,066

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 – DESCRIPTION OF PLAN

The following description of The Cortland Savings and Banking Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Cortland Bancorp (the Company) and the Cortland Savings and Banking Company (the Bank). Full-time and part-time employees who are 18 years of age or older and are not considered seasonal employees are eligible to participate immediately upon their hire date. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). The Board of Directors of the Company is responsible for oversight of the Plan. The Compensation and Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Board of Directors of the Company.

Although it has not expressed any intent to do so, the Bank reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Contributions

Participants may make salary deferral contributions at their discretion of annual compensation. Participant contributions may not exceed the dollar limit set by law, which was $18,000 for the years ended 2017 and 2016. The Bank matches each participant’s contributions up to a maximum of 5 percent of the participant’s annual compensation. Additional amounts may be contributed at the discretion of the Board of Directors of the Company, for which there were none of these in 2017 and 2016. The IRS allows individuals who are at least 50 years of age to make catch-up contributions. The maximum amount of the catch-up contributions was $6,000 for both years ended 2017 and 2016.

Participant-Directed Accounts

The participant’s elective deferrals, Bank contributions, and an allocation of the Plan earnings and losses are allocated to participant-directed accounts. Allocations are based on participant compensation, contributions and account balances, as defined. The benefit to which a participant is entitled is the fair value of the participant’s vested account.

Separate Investment Options

Each participant may direct contributions and earnings to be invested in one or more investment options in the Plan. The options are summarized as follows:

Cortland ER Stock Fund

These funds are invested in a unitized fund of Cortland Bancorp common stock. Unitized accounting is a method of valuing a group of assets using units in place of shares and assigning a unit value on a daily basis. These units are priced daily to determine the fair value of the fund.

Mutual Funds

These funds are invested in various mutual funds offered by the Plan.

Personal Brokerage Accounts

These funds are invested in self-directed brokerage accounts. All investments are directed by the participant.

Vesting

Participants are immediately vested in their salary deferral contribution, the Bank’s matching contribution, and any earnings or losses thereon.

Payments of Benefits

The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 – DESCRIPTION OF PLAN (continued)

If a participant dies before receiving all of the benefits in their account, the beneficiary will receive the remainder in the participant’s account as a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made over a period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 6.00%. Rates are indexed using the Wall Street Journal Prime plus 1% fixed at inception. Principal and interest are paid ratably through payroll deductions for active employees. Inactive participants with outstanding loan balances have the option to make payment-in-full through the Plan participant website.

NOTE 2 – ACCOUNTING POLICIES

Basis of Presentation

The accompanying Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Valuation of Investments

Investments are stated at fair value as determined by quoted market prices. The market price for Cortland Bancorp common stock (trade symbol CLDB) held in the Cortland ER Stock Fund and Personal Brokerage Accounts is determined by prices quoted on the OTCQX Marketplace. Valuation methods are reviewed and approved by the Compensation and Benefits Committee.

Net Change in Aggregate Fair Value of Investments

In accordance with the policy of stating investments at fair value, the change in the aggregate fair value of investments for the year is reflected in the Statements of Changes in Net Assets Available for Benefits.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded as distributions when paid.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Bank. No such officer or employee receives compensation from the Plan. Audit and administrative fees are paid directly by the Bank. Such costs amounted to $22,365 and $22,152 for the years ended December 31, 2017 and 2016, respectively.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 2 – ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This Update applies to all entities that hold financial assets or owe financial liabilities and is intended to provide more useful information on the recognition, measurement, presentation, and disclosure of financial instruments. Among other things, this Update (a) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (b) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (c) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (d) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (e) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (f) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; (g) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (h) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of the standard will have the Company’s financial position or results of operations.

In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965). This Update relates primarily to the reporting by an employee benefit plan for its interest in a master trust, which is a trust for which a regulated financial institution serves as a trustee or custodian and in which assets of more than one plan sponsored by a single employer or by a group of employers under common control are held. For each master trust in which a plan holds an interest, the amendments in this Update require a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The amendments in this Update remove the requirement to disclose the percentage interest in the master trust for plans with divided interests and require that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trusts balances in each general type of investments. There are also increased disclosure requirements for investments in master trusts. The amendments in this Update are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. This Update is not expected to have a significant impact on the Company’s financial statements.

NOTE 3 – INVESTMENTS

The Plan’s investments are administered by Voya International Trust Company (Voya) through an agreement dated March 1, 2001. In September 2014, ING National Trust Company became Voya Institutional Trust Company. The Plan’s Personal Brokerage Account investments are administered by T.D. Ameritrade through the Voya Financial platform.

NOTE 4 – TAX STATUS

On September 1, 2014, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code (IRC). The Plan has not received a determination letter specific to the Plan itself; however, the Plan administrator and the Plan’s tax counsel believe that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 4 – TAX STATUS (continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Voya Institutional Trust Company is the Trustee for the Plan. Voya Financial, Inc. provides recordkeeping and asset segregation services for the Plan. T.D. Ameritrade is the administrator for the Personal Brokerage Accounts and is responsible for recordkeeping and asset segregation of these accounts.

The Cortland ER Stock Fund is a unitized fund that is comprised solely of Cortland Bancorp common stock and cash and is administered by Voya.

NOTE 6 – CONCENTRATIONS OF RISK

The Plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 6 – CONCENTRATIONS OF RISK (continued)

Since the assets held by the Plan include Cortland Bancorp common stock, the anticipated assets available for benefits in 2018 will be partially the result of the Company’s future stock market performance, which is subject to various risk factors.

The fair value of Cortland Bancorp common stock held by the Plan through the Cortland ER Stock Fund and Personal Brokerage Accounts totaled $2,363,090 and $2,066,635 at December 31, 2017 and 2016, respectively.

The common stock is thinly traded. Thus, the fair value at the time of sale or purchase may be affected by the number of shares sold or bought, and/or other market conditions.

NOTE 7 – FAIR VALUE MEASUREMENTS

Accounting guidance affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. Accounting guidance requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence.

The Plan groups assets recorded at fair value into three levels based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level I considered highest and Level III considered lowest). A brief description of each level follows:

Level I: Quoted prices are available in active markets for identical assets as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets include items for which quoted prices are available but which trade less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

Level III: Assets that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where inputs into the determination of fair value require significant management judgment or estimation.

Valuation techniques are designed to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Cortland ER Stock Fund, Cortland Common Stock and Other Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:

	December 31, 2017
	Level I	Level II	Level III	Total
Assets:
Cortland ER Stock Fund	$2,212,825	$—	$—	$2,212,825
Mutual funds:
Bond/income funds	3,640,725	—	—	3,640,725
Asset allocation funds	2,663,504	—	—	2,663,504
Balanced funds	467,739	—	—	467,739
Equity funds	3,580,802	—	—	3,580,802
Specialty funds	236,991	—	—	236,991
Global/international funds	680,369	—	—	680,369

Total mutual funds	11,270,130			11,270,130
Personal brokerage accounts:
Non-interest bearing cash	25,640	—	—	25,640
Cortland common stock	150,265	—	—	150,265
Other common stock	857,001	—	—	857,001
Mutual funds	29,558	—	—	29,558

Total personal brokerage accounts	1,062,464	—	—	1,062,464

Total assets at fair value	$14,545,419	$—	$—	$14,545,419

	December 31, 2016
	Level I	Level II	Level III	Total
Assets:
Cortland ER Stock Fund	$1,938,360	$—	$—	$1,938,360
Mutual funds:
Bond/income funds	3,580,681	—	—	3,580,681
Asset allocation funds	1,578,156	—	—	1,578,156
Balanced funds	452,817	—	—	452,817
Equity funds	3,273,037	—	—	3,273,037
Specialty funds	204,960	—	—	204,960
Global/international funds	555,908	—	—	555,908

Total mutual funds	9,645,559			9,645,559
Personal brokerage accounts:
Non-interest bearing cash	92,668	—	—	92,668
Cortland common stock	128,275	—	—	128,275
Other common stock	696,083	—	—	696,083
Mutual funds	71,285	—	—	71,285

Total personal brokerage accounts	988,311	—	—	988,311

Total assets at fair value	$12,572,230	$—	$—	$12,572,230

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting guidance requires the Plan to disclose the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the fair value would be calculated based upon the market price per trading unit of the instrument. Investments in non-interest bearing cash, Cortland ER stock fund, other common stock, mutual funds and notes receivable from participants are considered financial instruments. At December 31, 2017 and 2016, the carrying amounts of these financial instruments approximate fair value.

The Cortland Savings and Banking Company 401(k) Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 34-0165477

Plan Number: 002

December 31, 2017

(a)	(b)	(c)		(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Cost	Current Value
	CORTLAND ER STOCK FUND
*	Cortland ER Stock Fund	Unitized Fund	124,871 Units	N/A	$2,212,825

	TOTAL CORTLAND ER STOCK FUND				2,212,825

	MUTUAL FUNDS
	American Funds EuroPacific Growth Fund - Class R-3	Mutual Funds	6,561 Units	N/A	361,469
	American Funds New Perspective Fund - Class R-3	Mutual Funds	7,557 Units	N/A	318,900
	American Funds The Income Fund of America - Class R-3	Mutual Funds	20,092 Units	N/A	467,739
	BlackRock Health Sciences Opportunities Portfolio - Inv. A Shares	Mutual Funds	4,418 Units	N/A	236,991
*	Voya Fixed Account	Mutual Funds	3,157,201 Units	N/A	3,157,201
*	Voya Fixed Account A	Mutual Funds	60,406 Units	N/A	60,406
*	Voya GNMA Income Fund - Class A	Mutual Funds	16,582 Units	N/A	138,955
*	Voya MidCap Opportunities Fund - Class A	Mutual Funds	13,052 Units	N/A	291,710
*	Voya Russell Large Cap Index Portfolio - Class I	Mutual Funds	20,708 Units	N/A	434,670
*	Voya Russell Mid Cap Index Portfolio - Class I	Mutual Funds	7,808 Units	N/A	127,117
*	Voya Russell Small Cap Index Portfolio - Class I	Mutual Funds	9,208 Units	N/A	144,197
	American Century One ChoiceSM 2020 Portfolio - Investor Cl	Mutual Funds	28,645 Units	N/A	358,630
	American Century One ChoiceSM 2025 Portfolio - Investor Cl	Mutual Funds	84,349 Units	N/A	1,252,581
	American Century One ChoiceSM 2030 Portfolio - Investor Cl	Mutual Funds	8,967 Units	N/A	116,482
	American Century One ChoiceSM 2035 Portfolio - Investor Cl	Mutual Funds	22,474 Units	N/A	364,309
	American Century One ChoiceSM 2040 Portfolio - Investor Cl	Mutual Funds	5,035 Units	N/A	68,879
	American Century One ChoiceSM 2045 Portfolio - Investor Cl	Mutual Funds	21,802 Units	N/A	374,550
	American Century One ChoiceSM 2050 Portfolio - Investor Cl	Mutual Funds	786 Units	N/A	11,018
	American Century One ChoiceSM 2055 Portfolio - Investor Cl	Mutual Funds	6,715 Units	N/A	100,865
	American Century One ChoiceSM 2060 Portfolio - Investor Cl	Mutual Funds	162 Units	N/A	2,076
	American Century One ChoiceSM In Ret Portfolio - Investor Cl	Mutual Funds	1,061 Units	N/A	14,114
	AB Large Cap Growth Fund - Class R	Mutual Funds	30,348 Units	N/A	1,394,188
	Dreyfus/Standish Global Fixed Income Fund - Class I	Mutual Funds	3,175 Units	N/A	67,889
	Goldman Sachs Small Cap Growth Insights Fund - Class A	Mutual Funds	5,431 Units	N/A	194,118
	Pioneer Equity Income Fund - Class A Shares	Mutual Funds	14,034 Units	N/A	502,282
	Prudential Total Return Bond Fund - Class Z	Mutual Funds	14,834 Units	N/A	216,273
	Victory Sycamore Established Value Fund - Class R	Mutual Funds	6,169 Units	N/A	247,333
	Victory Sycamore Small Company Opportunity Fund - Class R	Mutual Funds	5,575 Units	N/A	245,188

	TOTAL MUTUAL FUNDS				11,270,130

	SELF-DIRECTED BROKERAGE ACCOUNTS
	TD Ameritrade	Self-Directed Account	N/A	N/A	1,062,464

	TOTAL SELF-DIRECTED BROKERAGE ACCOUNTS				1,062,464

	NOTES RECEIVABLE FROM PARTICIPANTS
*	Participant Loans	4.25% to 6.00%		—	187,144

	TOTAL NOTES RECEIVABLE FROM PARTICIPANTS				187,144

	TOTAL				$14,732,563

*	Denotes party-in-interest transaction as the investment is managed by VOYA Financial.

N/A indicates not applicable

The Cortland Savings and Banking Company 401(k) Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Cortland Savings and Banking Company 401(k) Plan

/s/ David J. Lucido	Date: June 26, 2018
David J. Lucido
Senior Vice President and
Chief Financial Officer

The Cortland Savings and Banking Company 401(k) Plan

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Consent of Independent Registered Public Accounting Firm – S.R. Snodgrass, P.C.